GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2005 OCT 26 P 3:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 October 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

New GKN PLC

Dear Sirs,

GKN plc – Notification of transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

For your information I enclose a copy of the above announcement.

Yours faithfully,

S De Ritter

Sandie De Ritter

05012086

Enc

OCT 27 2005

J

DW 10/27

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR*3.1.4R(1).

An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete the following in block capitals

1. Name of the *issuer*

   GKN PLC

2. State whether the notification relates to:

   (i) a transaction notified in accordance with *DR*3.1.4R(1)(a); or
   (ii) *DR*3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

   (III) BOTH (I) AND (II) IN RESPECT OF RICHARD CLOWES AND IAN GRIFFITHS
   (I) A TRANSACTION NOTIFIED IN ACCORDANCE WITH *DR*3.1.4R(1)(A) IN RESPECT OF MAUREEN CONSTANTINE

3. Name of the *person discharging managerial responsibilities/director*

   RICHARD J CLOWES – DIRECTOR & PDMR
   IAN R GRIFFITHS – DIRECTOR & PDMR
   MAUREEN CONSTANTINE – PDMR

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

   SEE 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

   NOTIFICATION IN RESPECT OF PERSONS NAMED IN 3. ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

   ORDINARY SHARES OF 50P EACH

7. Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them

   RICHARD J CLOWES 234,629 (INCL. CONNECTED PERSON INTERESTS)
   IAN R GRIFFITHS 128,406 (INCL. CONNECTED PERSON INTERESTS)
   MAUREEN CONSTANTINE 14,360 (INCL. CONNECTED PERSON INTERESTS)

8. State the nature of the transaction

   ACQUISITION UNDER DIVIDEND REINVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

RICHARD J CLOWES	3,061
IAN R GRIFFITHS	1,712
MAUREEN CONSTANTINE	128

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

RICHARD J CLOWES	0.00043%
IAN R GRIFFITHS	0.00024%
MAUREEN CONSTANTINE	0.00002%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

    N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

    N/A

13. Price per *share* or value of transaction

    £2.930885

14. Date and place of transaction

    30 SEPTEMBER 2005 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

    RICHARD J CLOWES 234,629 SHARES, 0.033%, (INCL. CONNECTED PERSON INTERESTS)
    IAN R GRIFFITHS 128,406 SHARES, 0.018%, (INCL. CONNECTED PERSON INTERESTS)
    MAUREEN CONSTANTINE 14,360 SHARES, 0.002% (INCL. CONNECTED PERSON INTERESTS)

16. Date issuer informed of transaction

    4 OCTOBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following:

17. Date of grant

    N/A

18. Period during which or date on which it can be exercised

    N/A

19. Total amount paid (if any) for grant of the option

    N/A

20. Description of *shares* or debentures involved (*class* and number)

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    N/A

22. Total number of *shares* or debentures over which options held following notification

    N/A

23. Any additional information

    N/A

24. Name of contact and telephone number for queries

    MR CHRIS WINTERS 01527 533383

Name and signature of duly authorised officer of issuer responsible for making notification

CHRISTOPHER WINTERS

Date of notification

5 OCTOBER 2005